PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

April 9, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 8, 2019

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (formerly known as TYG Solutions Corp.) (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 26, 2019, relating to Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2 filed on March 8, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 2 filed on March 8, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 3.

Our Business, page 1

1.We refer to the first paragraph of your Summary and note that the prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. Please revise this opening paragraph to explain that your operations are pre-clinical in nature. In light of your pre-clinical status and your disclosures on page 23, also revise to remove your claim of industry leadership.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to explain that the Company’s operations are pre-clinical in nature and to remove claims of industry leadership.

2.Please revise your Summary Overview to explain briefly why your preclinical work has focused exclusively on testing your potential drug candidates side-by-side against CBD. To place this research in context, disclose whether any CBD-based or CBD-derived drugs have received FDA or foreign regulatory clearances to treat the indications you target.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to explain why the Company’s pre-clinical work has focused on testing its potential drug candidates side-by-side against CBD and to disclose certain CBD-based or CBD-derived drugs that have received FDA or foreign regulatory clearances.

Securities and Exchange Commission

April 9, 2019

3.We refer to prior comment 4 and note that your revised prospectus contains several performance claims concerning drugs that you have not tested clinically and that have not been approved by FDA or comparable regulatory bodies. Please review your prospectus and revise to remove all such performance claims or, alternatively, revise to place them into appropriate context. Without limitation, we note the following disclosures:

•"our proven drug discovery and development processes" (page 1);

•"we have successfully synthesized, tested and patented our proprietary CBD derived new chemical entities" (page 1)

•"both molecules exhibited complete efficacy" (page 2); and

•Kannalife has "solved" problems exhibited in CBD (i.e., severe limitations in terms of potency, safety, oral bioavailability, and regulatory restrictions) (page 52).

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to remove performance claims or, alternatively, revise to place them into appropriate context.

4.We note your revised disclosure concerning the '507 patent and refer to comment 6 from our November 1, 2018 letter. Based on your revised disclosure, it is unclear why you highlight this patent prominently in your Summary, particularly given (i) your disclosure on page 46 that this patent expires in less than one month and (ii) your disclosure on page 41 that "the weight of the Company’s future success, drug development program regarding cannabidiol based therapeutics is not centered on the ‘507 Patent." Please revise accordingly. For guidance, please refer to the Instruction to Regulation S-K, Item 503(a).

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to provide context to the prominence of the ‘507 patent in the Company’s Summary.

5.We refer to your Summary disclosure in the final paragraph of page 1 and your corresponding Business disclosures on page 56-57. Please tell us, and revise the prospectus to clarify, your basis for the claim at the bottom of page 1 that your research "determined that one of our patented CBD derived target drug candidates, KLS-13019 was superior to CBD in the potential treatment of chemotherapy induced peripheral neuropathy (“CIPN”)." In this regard, we note that your disclosure in the fifth paragraph on page 56 suggests that you and your partners have not yet conducted the "Phase I STTR application" related to CIPN. We also note that the final sentence in the second paragraph on page 57 references "preclinical studies", but does not discuss those studies or their results, and that the third paragraph on page 57 discusses the "preliminary effects of KLS-13019 in a CIPN model", but does not compare the results against those achieved using CBD.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to clarify the studies and research conducted related to these target drug candidates and the comparisons of those results to CBD.

6.We refer to your disclosure in the first paragraph on page 2 relating to "top-line results from our pre-clinical efforts in the potential treatment of overt hepatic encephalopathy (“OHE”) and the potential treatment of CIPN." For both indications, please revise your Business section to discuss in detail these efforts and results and show how they support your claims of "marked improvement" and "increased potency" relative to CDB. Also, explain the meaning of "top-line" and discuss any efforts or results that remain outstanding.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 and elsewhere to remove references to “top-line” and to provide further context to the results of studies and research conducted to support disclosures set forth therein.

Securities and Exchange Commission

April 9, 2019

7.We refer to the second paragraph on page 2. Please revise the Business section to discuss the studies that support your statement that (i) treatment with KLS-13019 alone was 5-fold less toxic than CBD and (ii) our studies indicate that KLS-13019 was more potent and less toxic than CBD.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to clarify the studies and research conducted related to these target drug candidates and the comparisons of those results to CBD.

Corporate Strengths, page 2

8.We note that you have added a section to the Summary detailing several of your "Corporate Strengths." Accordingly, please revise your Summary presentation to also highlight significant risks and/or challenges that you face. With respect to bullet points 4, 5 and 6, please also consider whether inclusion of a "Clinical Timelines" table, such as the one presented on page 42, would enhance your Summary presentation.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 and elsewhere to highlight certain risks and/or challenges the Company faces as well as to add the “Clinical Timelines” table to the Summary.

Business

Kannalife Studies on CBD, page 4

9.We note your disclosure that CBD is a substance with "demonstrated protective properties against oxidative stress." To the extent that FDA and/or comparable foreign regulatory bodies have not approved CBD to treat oxidative stress, please revise to place this statement in context.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 and elsewhere to clarify these disclosures and provide additional studies and research to support said disclosures.

Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 50

10.We note your revisions in response to our prior comment 13. Please expand your disclosure concerning the MTTA to include the material terms including the following: each party's rights and obligations; financial terms, including the aggregate milestone payments and royalty rate or range not to exceed ten percent; duration of the agreement and royalty term; and termination provisions.

In response to the Staff’s comment, the Company has revised its disclosure on page 54 to include the material terms of the MTTA.

General

11.Please revise to update the financial statements by reference to Rule 8-08(b) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure to update the financial statements as provided in Rule 8-08(b) of Regulation S-X.

Securities and Exchange Commission

April 9, 2019

12.In response to prior comment 19, you state that the Company’s receipt of capital stock (i.e., shares of MJNA’s common stock) from another entity in connection with the settlement of a dispute represents a disproportionate segment of the Company’s total assets. Please explain why the Company is not an investment company under section 3(a)(1)(C) of the Investment Company Act. In your response, please provide us with specific facts regarding the investment company status of the Company. Specifically, please explain why the Company’s shares in the common stock of MJNA would not constitute “investment securities” under Section 3(a)(2) of the Investment Company Act and provide an analysis of the value of the Company’s investment securities as a percentage of total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of the date of the latest balance sheet included in the Company’s registration statement.

In response to the Staff’s comment, the Company again advises the Staff that the Company believes it does not meet the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940, including, specifically section 3(a)(1)(C), due to the fact that it does not engage or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities. The asset at issue is the Company’s receipt of capital stock (i.e., shares of MJNA’s common stock) from another entity in connection with the settlement of a dispute. This asset is a short-term, highly liquid investment that has the essential qualities of a cash item for purposes of Section 3(a)(1)(C) akin to the liquidity of a money market fund. This is evidenced by the fact that the Company has been able to successfully liquidate a large portion of the capital stock in a short period of time as well as the overall liquidity and trading activity of MJNA’s common stock. As of September 30, 2018, the MJNA capital stock was listed on the Company’s financial statements as $3,742,500 for a Marketable security (available for sale). As of December 31, 2018, that asset value was down to just $2,579,640 due to sales of the marketable security. As of March 31, 2019, the Company has continued to divest the asset and has an estimated value of remaining holdings at $1,500,000. As of April 3, 2019, Medical Marijuana, Inc. (OTC:PINK) has an average daily trading volume over the last 30 days of 8,640,842 shares of common stock and a 52-week price range of $0.06-$0.12 per share which equates to a range of $500,000-$700,000 in daily trading value. The high liquidity of the asset coupled with the intent of the holdings of the capital stock as settlement of a dispute takes the asset out of the definition of investment securities.

In addition, the Company meets multiple exceptions to the definition of “investment company” under the Investment Company Act of 1940. First, under Section 3(b)(1), as mentioned above, the Company is an “issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” The Company’s operations, since August 11, 2010 (originally under Kannalife Sciences, Inc.) have consisted of, developmental stage phyto-medical/pharmaceutical and drug discovery company that specializes in the research, development of cannabinoid and cannabinoid-based therapeutic products derived from synthetic and botanical sources, including the Cannabis “taxa.” The Company’s officers are comprised of business operators, scientists and communication specialists that have been with the Company for many years operating the business as described and they are not devoting their time to managing investments or operating the entity as an investment vehicle. The Company has not held itself out as anything other than the above business model since inception. Lastly, as discussed in the Company’s previous response to this comment, and as more fully discussed below, the Company is a preclinical, pre-commercialization, developmental stage biopharmaceutical company. As is common with preclinical biopharmaceutical companies, the Company expects to continue to incur significant expenses and operating losses for the foreseeable future as it continues the research and development of, and clinical trials for, its product candidates.

Lastly, the Company would not be deemed an “investment company” under the Investment Company Act of 1940 pursuant to 17CFR § 270.3a-8, which provides that certain research and development companies are not deemed investment companies. The Company’s research and development expenses are significant at about 20% of total expenses with no expenses allocated to investment advisory or investment management activities, no net income from investments in securities, with the intent of the holdings and liquidation of MJNA capital stock being capital preservation made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses, and with the Company not holding itself out as or being primarily engaged in the business of investing.

***

Securities and Exchange Commission

April 9, 2019

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.